UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

A. H. Belo Corporation

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 10 2

(CUSIP Number)

Robert W. Decherd P.O. Box 224866 Dallas, TX 75222-4866 (214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001282 10 2	13D/A	Page 2 of 9

1	Name of Reporting Persons. Robert W. Decherd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,898,582(2)(3)
	8	Shared Voting Power 4,631(2)(4)
	9	Sole Dispositive Power 1,898,582(2)(3)
	10	Shared Dispositive Power 4,631(2)(4)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,903,213(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 9.0% (5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 001282 10 2	13D/A	Page 3 of 9

(1) See Item 3.

(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(3) Includes 1,093 Series A shares held in the Issuer’s 401(k) plan, and 173,864 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days. The number does not include 240 Series A shares and 240 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(4) These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.

(5) Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares beneficially owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the total number of Series A shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities). The outstanding Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity.

CUSIP No. 001282 10 2	13D/A	Page 4 of 9

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Item 7. Material to be Filed as Exhibits

SIGNATURE

CUSIP No. 001282 10 2	13D/A	Page 5 of 9

This Amendment No. 2 to Schedule 13D is filed to report the following changes to the information previously disclosed in Amendment No. 1 to Schedule 13D filed July 22, 2010.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s acquisitions reflected in this Amendment No. 2 to Schedule 13D result from the vesting and subsequent exercise of employee stock options, the settlement of restricted stock units, the distribution of shares held by trusts for which Mr. Decherd served as trustee, and the acquisition of shares in privately-negotiated transactions.

Employee stock options to acquire a total of 36,000 shares of the Issuer’s Series B common stock vested and became exercisable on each of December 3, 2010 and December 3, 2011. On each of December 9, 2010, and December 5, 2011, the Reporting Person exercised options to acquire 36,000 shares of the Issuer’s Series B common stock and paid the exercise price of $2.05 per share to acquire the shares. The source of funds for each such transaction was the Reporting Person’s personal funds.

The Reporting Person received a total of 111,207 shares of the Issuer’s Series A common stock as the result of the vesting and settlement of restricted stock units, as follows: 18,916 shares on February, 22, 2011; 36,833 shares on February 25, 2011; and 55,458 shares on February 24, 2012. No funds were expended in connection with the foregoing transaction.

Between August 16 and August 23, 2010, the Reporting Person acquired a total of 50,000 shares of the Issuer’s Series A common stock as the result of open market purchases, as follows:

August 16, 2010	6,000 shares $6.5218 avg (at prices ranging from $6.36 to $6.62)
August 17, 2010	2,000 shares $6.73 avg (at prices ranging from $6.62 to $6.86)
August 18, 2010	10,000 shares $6.5949 avg (at prices ranging from $6.58 to $6.60)
August 19, 2010	3,700 shares $6.5897 avg (at prices ranging from $6.56 to $6.60)
August 20, 2010	7,211 shares $6.5884 avg (at prices ranging from $6.54 to $6.60)
August 23, 2010	21,089 shares $6.5755 avg (at prices ranging from $6.39 to $6.60)

Between March 5 and March 7, 2012, the Reporting Person acquired a total of 87,000 shares of the Issuer’s Series A common stock as the result of open market purchases, as follows:

March 5, 2012	30,645 shares $4.53 avg (at prices ranging from $4.47 to $4.60)
March 6, 2012	21,235 shares $4.56 avg (at prices ranging from $4.51 to $4.60)
March 7, 2012	35,120 shares $4.67 avg (at prices ranging from $4.59 to $4.75)

Purchases were completed in public market transactions through a broker at various prices in the indicated price range. The Reporting Person undertakes to provide upon request to the SEC staff full information regarding the number of shares and the prices at which each purchase was effected. The source of funds for each such transaction was the Reporting Person’s personal funds.

CUSIP No. 001282 10 2	13D/A	Page 6 of 9

In addition, the Reporting Person’s deemed dispositions reflected in this Amendment No. 2 to Schedule 13D result from (a) the above-described exercises of employee stock options to acquire a total of 72,000 shares of the Issuer’s Series B common stock, (b) the expiration of employee stock options to acquire a total of 148,426 shares of the Issuer’s Series B common stock, and (c) the distribution of 2,796 shares of the Issuer’s Series A common stock from trusts for which the Reporting Person served as trustee. Other than as above-described, no funds were expended in connection with the foregoing transactions.

CUSIP No. 001282 10 2	13D/A	Page 7 of 9

Item 4. Purpose of Transaction.

The Reporting Person exercised employee stock options to purchase the Issuer’s Series B common stock and acquired the 137,000 shares of Series A common stock in open market purchases because he believes these acquisitions represent attractive investment opportunities at present prices.

The transactions requiring the filing of this Amendment No. 2 to Schedule 13D are the Reporting Person’s (a) acquisition of shares of the Issuer’s Series B common stock as the result of employee stock option exercises, (b) acquisition of the Issuer’s Series A common stock in open market purchases and as the result of the settlement of restricted stock units, and (c) the deemed dispositions of the Issuer’s Series B common stock related to the above-described exercise of employee stock options, the expiration of employee stock options, and routine distributions from trusts. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Series A common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of this filing, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President, and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 001282 10 2	13D/A	Page 8 of 9

Item 5. Interest in Securities of the Issuer.

(a) As of the date of filing of this Amendment No. 2 to Schedule 13D, the Reporting Person beneficially owns 1,903,213 shares of the Issuer’s Series A common stock, representing approximately 9.0% of the shares of the Issuer’s Series A common stock treated as being outstanding as of March 6, 2012. The 1,903,213 shares of the Issuer’s Series A common stock beneficially owned by the Reporting Person include 1,093 Series A shares held in the Issuer’s 401(k) plan, and 173,864 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days. The number does not include 240 Series A shares and 240 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(b) As of the date of filing of this Amendment No. 2 to Schedule 13D, the Reporting Person has the sole power to vote and sole dispositive power over 1,898,582 shares of the Issuer’s Series A common stock, which represents approximately 9.0% of the Issuer’s Series A common stock treated as being outstanding as of March 6, 2012. As of the date of this Schedule 13D, the Reporting Person has shared power to vote and shared dispositive power over 4,631 shares of the Issuer’s Series B common stock, which represents approximately 0.00% of the Issuer’s Series A common treated as being outstanding as of March 6, 2012.

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving the acquisition or exchange of shares of the Series B common stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

No material change.

CUSIP No. 001282 10 2	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2012	/s/ Robert W. Decherd
Robert W. Decherd